UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMAC BEVERAGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 W. WIEUCA ROAD
(No. and Street)

ATLANTA	GA	30342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN O. MCLAREN (404) 442-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SEAN O. MCLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OMAC BEVERAGE SECURITIES LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DALE GRAHAM NOTARY PUBLIC FULTON COUNTY, GEORGIA EXP 05/11/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMAC Beverage Securities, LLC

**Financial Statements
For the Year Ended December 31, 2017
With
Report of Independent Registered Public Accounting Firm**

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OMAC Beverage Securities LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2013.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2018
Atlanta, Georgia

Rubio CPA, PC

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	69,140
Accounts receivable		1,224
Prepaid expenses and other assets		6,108
Total Assets		76,471

Liabilities and Members' Equity

Liabilties

Accounts payable	1,822
Due to related party	17,019
Total Liabilities	18,841
Members' equity	57,630
Total Liabilities and Members' Equity	$ 76,471

See accompanying notes.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

Revenues		
Investment banking; M&A advisory	$	15,000
Reimbursed expenses		1,224
Interest		3
Total revenues		16,227
Expenses		
Compensation and benefits		67,146
Professional services		19,645
Advertising and marketing		19,195
Licenses and registration		8,066
Occupancy and equipment		5,615
IT, data and communications		1,977
Other operating expenses		7,620
Total expenses		129,264
Net loss	$	(113,037)

See accompanying notes.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2017

	Total
Balance, January 1, 2017	$ 30,667
Members' contributions	140,000
Net loss	(113,037)
Balance, December 31, 2017	$ 57,630

See accompanying notes.

OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(113,037)
Adjustments to reconcile net loss to net cash used in operations:		
Change in accounts receivable		(1,224)
Change in prepaid expenses and other assets		(810)
Change in accounts payable		(128)
Change in due to related party		9,622
Net cash used by operating activities:		(105,577)
Cash flows from financing activities:		
Members' contributions		140,000
Net cash provided by financing activities:		140,000
Net increase in cash:		34,423
Cash Balance:		
Beginning of period		34,717
End of period	$	69,140

See accompanying notes.

OMAC BEVERAGE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: OMAC Beverage Securities, LLC (the "Company"), a Georgia limited liability company, was organized in April 2012 and became a broker-dealer in October 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Georgia and Missouri, and its customers are located throughout the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a Limited Liability Company that is taxed as a partnership under the Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members, and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Revenue Recognition: Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments: The Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and due to related party, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

NOTE B – NET CAPITAL

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $50,299 which was $45,299 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

NOTE C – RELATED PARTIES

The Company has an expense sharing agreement with a related company. Under the terms of the agreement, the Company pays the affiliated company for personnel services and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2017 was approximately $88,000. The balance due to related party on the accompanying statement of financial condition arose from the services agreement.

NOTE D - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

NOTE E – NET LOSS

The Company incurred a loss for 2017 and was dependent upon capital contributions from its members for working capital and net capital.   The Company's members have represented that they intend to continue to make capital contributions as needed, to insure the Company's survival through January 1, 2019.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

OMAC BEVERAGE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Net capital:

Total Members' equity	$	57,630
Less:		
Accounts receivable		1,224
Prepaid expenses and other assets		6,108
Total deductions and/or charges		7,332
Net capital before haircuts		50,299
Less haircuts		-
Net capital		50,299
Minimum net capital required		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	45,299
Aggregate indebtedness	$	18,841
Net capital requirement based on aggregate indebtedness	$	1,256
Percentage of aggregate indebtedness to net capital		37.46%

Reconciliation with Company's computation of net capital included in Part IIA of Form 17X-5A and net capital as computed above.

There is no significant difference between net capital as reported in amended Form X-17A-5 and net capital as computed above.

OMAC BEVERAGE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



O|MAC
BEVERAGE SECURITIES

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

January 20, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

OMAC Beverage Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Sean McLaren

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OMAC Beverage Securities LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) OMAC Beverage Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which OMAC Beverage Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) OMAC Beverage Securities LLC stated that OMAC Beverage Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OMAC Beverage Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OMAC Beverage Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 9, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC